UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2020

 Commission File Number 001-35991

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

January 13, 2020

We hereby inform as a Relevant Information Communication that today Graña y Montero S.A.A. has been notified that GyM S.A. ("GyM") - a subsidiary of Grupo Graña y Montero – filed an arbitration lawsuit for damages against Técnicas Reunidas de Talara S.A.C. (“TR”) before the International Chamber of Commerce (ICC) on Friday, January 10, 2020 for the unilateral termination of the Subcontract N° 02070-25410 signed by both companies.

As informed to the market on May 10, 2019, TR unilaterally terminated the aforementioned contract alleging supposed contractual defaults by GyM.

The purpose of the Subcontract N° 02070-25410 was to establish the terms and conditions for the execution of the Electromechanical Package, Interconnections and Offsites of the Modernization Project of the Talara Refinery. It should be noted that, after the unilateral resolution of the aforementioned subcontract, the reference to it was removed from the GyM backlog in 2019.

The petition of the referred demand consists on the payment of a compensation for damages in the amount of US$ 54'000,000.00 and the return of certain performance bonds associated with the execution of the project indicated in the previous paragraph.

Finally, we must clarify that the termination of the Subcontract N° 02070-25410 has no relationship with the three contracts signed between GyM and Cobra Peru S.A. on April 12, 2018, within the framework of the complementary works of the Modernization of the Talara Refinery1.

Sincerely yours,

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Chief Executive Officer
Date: January 13, 2020

1 The signing of these contracts was communicated via Relevant Information Communication on April 12, 2018 (http://www.smv.gob.pe/ConsultasP8/temp/HDI%20(GYM%20%20Obras%20Refineria%20Talara)%20(12.04.18)%20.pdf).